UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 4, 2013

Commission File Number: 333-171863

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

(Translation of registrant’s name into English)

Cumberland House, 9th Floor

One Victoria Street, Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 4, 2013, Stratus Technologies Bermuda Holdings Ltd. (the “Company”) issued a press release announcing that, pursuant to the Subscription and Shareholders Agreement (the “Shareholders Agreement”), dated as of April 8, 2010, among the Company, Technology Holdings Ltd., the Note Purchaser Shareholders (as defined in the Shareholders Agreement) and the Second Lien Shareholders (as defined in the Shareholders Agreement), the Company anticipates issuing on April 30, 2013 to the Second Lien Shareholders or, in certain cases, to the holders of Loans (as defined in the Shareholders Agreement), an aggregate of approximately 3,324,059.20 Series B Ordinary Shares and approximately 756,986.00 Series B Preference Shares (each as defined in the Shareholders Agreement) and to the Note Purchaser Shareholders an aggregate of approximately 367,862.59 Series B Ordinary Shares and approximately 83,773.11 Series B Preference Shares. The Shareholders Agreement does not provide for any distribution to be made in respect of the 12% Senior Secured Notes due 2015 of Stratus Technologies Bermuda Ltd. or the 12% Senior Secured Notes due 2015 of Stratus Technologies, Inc.

A copy of the press release is attached as Exhibit 1 hereto.

Exhibits

Exhibit No.	Description

1	Press Release dated April 4, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
(Registrant)

Date: April 4, 2013	By:	/s/ Ernest Morrison
	Name:	Ernest Morrison
	Title:	Director